October 2, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Kevin Stertzel

Re:	Cereplast, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 1-34689

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated September 20, 2012. We respond to such comments as follows:

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-7

1.	We note your response to our prior comment number two. Please address the following:

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Please clarify whether or not your “customers” for the long-standing delinquent accounts receivable are distributors or some other form of reselling entity. If so, please modify your disclosures to more precisely state the nature of these customers.

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Your response states you are able to determine the value of unsold products held at customer locations which may be repossessed. Please provide us with an analysis of the “pull through sales” to third parties or end users, from the dates of sale through June 30, 2012. Your analysis should include the quantities originally sold to your customers and provide a breakdown of the quantities re-sold by quarter and the remaining customer/distributor inventory at June 30, 2012.

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You state in your response that you are attempting to assist your “customers” in selling the inventory they hold, through your network of sales resources and clients. Please tell us why you believe an end-user market for your products existed at the time you recognized revenues. It appears your product sales to date apart from your large 2011 transactions, represent sales of samples. It is unclear why you believed a ready end-user market existed and why revenue recognition was appropriate in 2011.

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Please explain why your efforts to assist your “customers” in selling their on-hand inventory will include payment directly to Cereplast. It appears given your response, the inventories held by your customers represent consignment inventory rather than inventory owned by your customers.

Response:

•	Our customers with long-standing delinquent accounts receivable referenced in our response are distributors. We will expand our Concentration of Credit Risk disclosure as follows:

Concentration of Credit Risk

Concentration of credit risk with respect to accounts receivable is limited to certain European customers to whom we make substantial sales. As of December 31, 2011 we had one large European customer that accounted for $7.6 million, or 36% of our accounts receivable balance, which is past due. We have another large European customer with $6.1 million, or 29% of our receivable balance. Agreed upon payment terms for both of these customers are 90 days from receipt of goods. These customers are distributors and have acknowledged to us their agreement with the amounts owing and no amounts recognized in revenue or recorded in accounts receivable from these customers are in dispute. These distributor product sales were sold under agreements with generally the same terms of sale and credit as all other customer agreements. These sales are not contingent upon the distributor selling the product to the end-user and there is no right of return. To reduce risk, we routinely assess the financial strength of our most significant customers, using standard credit risk evaluation methods with reference to publicly available and customer supplied information, and monitor the amounts owed to us, taking appropriate action when necessary. As a result of the recent deterioration in the general economic conditions in Europe and the slow payment by some of our European customers, we have increased our allowance for doubtful accounts to $5.4 million to reflect management’s assessment of credit risk associated with these customer balances. We are working with all customers to mitigate credit risk and ensure collection of all outstanding amounts.

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As of the June 30, 2012, we have had limited visibility of these distributors’ pull through sales to third parties or end users for these unsold products held at these distributors’ locations. Based on our discussions with these distributors, we have determined the value of unsold products held at customer locations based on a lower of cost or market assessment which considers the salvage value of these products’ core raw materials. Polypropylene is a key ingredient in our materials, for which there is a multi-billion dollar annual market within the plastics industry with a very structured price index. We have adjusted the carrying value of these customers’ accounts receivable balance to reflect the salvage value of these raw materials and an estimate of transportation and miscellaneous costs to execute a transfer of products.

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Beginning in the fourth quarter of 2010, our products experienced a significant surge in demand which was primarily driven by environmental legislation in Europe, such as the manufacturing ban on plastic bags in Italy. The Italian plastic film market is 250,000 tons by itself and at that time, the industry’s expectation was that 50% of this market would switch to bioplastics. In addition, in early 2011, the Middle East crisis created a lot of pressure on the price of oil, which increases the cost of traditional polyolefins, which creates a competitive advantage for our Hybrid materials. The addressable global market for biodegradable/compostable bioplastics was expected to exceed one billion pounds in 2012, due to regulatory changes, growing environmental awareness from consumers and a hedging strategy to offset the volatility in petroleum costs which affect traditional plastics. Since the middle of 2011, we have observed a change in the urgency of mandating the plastic bag bans in European countries due to the Euro financial crisis, which has caused a temporary pause in demand until regulators define the sanctions for violations. In addition, the political events in the Arab nations and the overall economic outlook released the tension on the oil market and lowered the pressure on the cost of traditional polyolefins resins, making our Hybrid materials less competitive. This pause in demand as the legislation is defined as well as the released tension on the oil market have temporarily decreased demand in the end user markets we serve. This decrease in demand is not due to the adverse macroeconomic changes which impacted our European customers’ ability to pay.

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At the time of fulfilling sales orders to our European customers, we had met the fundamental criteria of our revenue recognition policy. Our sales volume began to increase in the second half of 2010, we were receiving payments from our customers throughout 2011, which included distributors and end users. Although cash receipts from many of our European customers were received several months beyond our payment terms, we had established an expectation based on historical experience that payment could be reasonably assured. Our customers did not have any influence on the payment terms or sales arrangement, as most of these products were acquired by the end users. When we became aware of the financial crisis in Europe which affected our customers’ liquidity position, we ceased future shipments to these customers. No shipments will be made to these customers, or revenue recognized until these customers’ outstanding accounts receivable balances become current.

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As an alternative to litigation against these distributors for non-payment of balances owed, we elected to collaborate with these customers. Through our experience, we have learned that completing a sale to a converter (end user) is driven by feasibility of their desired application (end product) and knowledge of our product’s technological properties. Our most successful sales experiences have included a sales representative that is accompanied by a Cereplast Technical Services Engineer. This team is capable of partnering with the converters to define the correct applications, evaluate their manufacturing processes and facilitate a successful trial run. Since these resources are provided for the benefit of these distributor clients, we want to ensure we will be paid for the successful completion of such sales, as these customers have not demonstrated a requisite level of financial liquidity, as demonstrated by their non-payment of our accounts receivable. We evaluated the inventory held at these customers’ locations at December 31, 2011 and concluded that a consignment arrangement did not exist is accordance with SAB Topic 13.A.2, Question 2. We have provided a copy of our analysis to you supplementally by overnight delivery.

Inventory, page F-8

2.	As previously requested in our prior comment number four, please tell us and disclose in your filing, your policy for determining excess and obsolete inventory. Specifically tell us, at what level you believe inventory quantities are excessive.

Response:

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With our significant growth experienced in 2011, we assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, which is typically six to twelve months. We consider any quantities in excess of three years of inventory to be excessive due to the shelf life of our products. A significant qualitative factor used in our evaluation is the fact that polypropylene is a core ingredient to our bioplastic resin products. Polypropylene is a multi-billion dollar commodity market within the plastics industry, which provides us an active marketplace to monetize potential excess or obsolete inventory. Our foreseeable demand is based upon all available information, including sales forecasts, new product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell or return to the vendor. The amount of the inventory write down is the excess of historical cost over estimated realizable value. Once established, these write downs are considered permanent adjustments to the cost basis of the excess inventory. We will add this language to our disclosure in future filings.

3.	As it appears your business operations for several fiscal quarters have consisted of selling product samples, please tell us why you haven’t classified your inventory as “long-term.”

Response:

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At the end of each quarter, we have assessed our foreseeable demand in relation to the carrying value and classification of our inventories. Our limited product sales in 2012 reflect new sales activity which is incremental to our efforts to providing sales support to these distributors. Our target opportunities would yield full turnover of our current inventory value within a three to six month period, based on each prospect’s forecasted demand and probability weighted expectations. We believe our foreseeable demand estimates from these target opportunities as well as recurring orders from existing customers support our classification of inventory as current assets.

Property and Equipment, page F-8

4.	We note your response to our prior comment number six. Please address the following:

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Your response states that your reduction in sales volume is due to your cash flow situation. Please explain this statement. It appears you have ample finished goods inventory on hand and sales of such inventory would not appear to be constrained by reasons associated with your liquidity.

•	Tell us the duration of the time period your production facilities have been idle.

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Refer to ASC 360-10-35-21(a-f) and provide us with an analysis at December 31, 2011 and subsequent interim periods, addressing the elements of this guidance. It continues to appear based upon your negative operating history and the apparent idling of facilities that your carrying amounts for property and equipment may not be recoverable. Based on the guidance of paragraph 21(b) and 21(e), it appears your assets should have been tested for recoverability.

Response:

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Our finished goods inventory on hand contains a mix of full and partial containers of a wide range of materials. Although we had approximately $1.96 million and $1.91 million of bioplastic resin available at December 31, 2011 and June 30, 2012, respectively, we have tightened our credit policies to require payment in advance for new customers. This policy is based on our adverse cash flow situation which restricts our ability to grant standard payment terms and our unwillingness to increase our accounts receivable exposure. Such enforcement of our new credit policy has mandated the rejection of new purchase orders from new customers unwilling to prepay for their product orders.

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Our primary production facility in Seymour, Indiana had a lower level of production since the end of the fourth quarter of 2011, but has never been idle. We continue to manufacture specific orders which have been prepaid in advance or past customers with established credit limits. In October 2011, we completed our acquisition of an industrial plant and the real estate on which the industrial plant is located in Cannara, Italy for an aggregate purchase price of approximately $6.4 million. Due to our liquidity situation and the current European economic situation, we have deferred the build out of our new industrial plant until we have the required capital resources and we have more clarity to the overall market direction in Europe. We expect this project to resume within the next twelve months.

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Our property and equipment is primarily made up of production equipment to manufacture our products and our industrial plant we purchased in Cannara, Italy. We have reviewed ASC 360-10-35-21(a-f) to determine whether there was any indication that our property and equipment may be impaired. Specifically, we analyzed our situation against the following paragraphs:

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21(b) A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition. Our reduction in sales volume has not changed the extent or manner in which we use our production equipment, nor its physical condition. We continue to produce lower volume orders as well as expect to resume full production based on our forecasted demand in calendar 2012. We expect to complete the build out our Italian industrial plant, as the timing has been delayed due to our working capital requirements. Our projected undiscounted cash flows exceed the carrying value of our Italian plant, however, the timing of these cash flows has been delayed based on our current forecast.

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21 (e) A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast the demonstrates continuing losses associated with the use of a long-lived asset (asset group). Although we have had a history of operating losses, including the current period, our recent sales growth and increased capacity through these property and equipment purchases provides a forecast which achieves profitability and recoverability of the asset group. The projected undiscounted cash flows continue to exceed the carrying value of the asset group at December 31, 2011 and subsequent interim periods, however, the timing of achieving these cash flows has been delayed based on our current forecast.

We trust that the foregoing adequately addresses and comments of the Commission. Should you have any questions, please do not hesitate to contact the undersigned at 310-615-1900 ext. 121.

Very truly yours,

/s/ Michael Okada

Michael Okada

Vice President & Chief Accounting Officer